31 OCTOBER 2005
MESSAGE FROM THE CHIEF EXECUTIVE OF ROYAL DUTCH PETROLEUM COMPANY (ROYAL DUTCH)
On 20 September 2005, we announced a proposal for an internal restructuring. This restructuring would include a merger between Royal Dutch Petroleum Company and its subsidiary Shell Petroleum N.V. Today, I am writing to inform you about the definitive terms of the proposed restructuring.
Background
Following the unification this summer, Royal Dutch Shell plc (Royal Dutch Shell) holds approximately 98.5% of the outstanding shares of Royal Dutch. Royal Dutch Shell is now the sole parent of the Shell Group.
Following a review to determine the most appropriate governance, management and fiscal structure for the companies beneath Royal Dutch Shell, the Board of Royal Dutch Shell has proposed to unwind the 60:40 cross holdings of Royal Dutch and The Shell Transport and Trading Company Limited (Shell Transport) in the subsidiaries that own the Shell Group companies.
The merger of Royal Dutch into Shell Petroleum N.V.
As part of the restructuring, Royal Dutch would be merged into its subsidiary Shell Petroleum N.V. and Royal Dutch and the Royal Dutch shares will cease to exist. The remaining minority shareholders in Royal Dutch will be paid merger consideration of €52.21 per Royal Dutch share held. The €52.21 per share represents two times the average of the closing prices of the Royal Dutch Shell “A” shares on Euronext Amsterdam over the period from 20 July 2005 through 28 October 2005 (rounded up to the nearest euro cent). This amount was calculated based on the two for one exchange ratio of the original offer. Eligible UK resident shareholders may elect instead to receive a loan note exchangeable into Royal Dutch Shell “A” shares. It is expected that the restructuring will be completed on or about 21 December 2005.
If you hold your Royal Dutch shares on the applicable date of record, you will also receive the Royal Dutch interim dividend for the 3rd quarter of 2005 which will be payable on 15 December 2005.
As would be the case in Dutch statutory squeeze-out proceedings, the merger terms provide (1) for interest to accrue on the €52.21 per share amount at the statutory rate of 4% from 31 October 2005 until the effective date of the merger, as part of the consideration under the merger, and (2) for any gross dividends payable in that period to be deducted from that interest amount. As the third quarter 2005 interim dividend will exceed the amount of interest accrued as of 21 December 2005, we expect that no interest will be payable.
To allow us to implement the restructuring and effect the merger, a Royal Dutch extraordinary general meeting of shareholders will be held on 16 December 2005 in The Hague to which shareholders will shortly be invited. Royal Dutch Shell intends to vote its 98.5% shareholding in Royal Dutch in favour of the restructuring and the merger at the meeting.
We believe that the proposed transaction is in the best interests of Royal Dutch and is fair to its minority shareholders. The transaction will complete the unification of Royal Dutch and Shell Transport under Royal Dutch Shell and follows the successful exchange offer in which holders of 98.5% of Royal Dutch shares participated and received Royal Dutch Shell shares. The proposed merger will allow the remaining minority shareholders to receive their consideration more quickly than if Royal Dutch Shell had used Dutch statutory squeeze-out proceedings.
In connection with the transaction, ABN AMRO Bank N.V., as financial adviser to the Royal Dutch Board, has delivered two written opinions to the Royal Dutch Board to the effect that based upon and subject to the matters considered, assumptions used and qualifications set forth in the opinion i) as at 31 October 2005, the exchange ratio in the merger and the cash consideration pursuant thereto were fair, from a financial point of view, to minority shareholders who will receive the cash consideration in the merger and ii) the value of the loan note consideration to be offered to eligible UK resident shareholders, when issued, will not be greater than the value of the cash consideration under the terms of the merger.
Payment of merger consideration
Once the merger is effective, which we expect to occur on or about 21 December 2005, we will pay you your cash consideration. We will do so as much as possible in the manner in which we normally pay you your dividends. If the account and address information that you have given in the past is no longer correct, please update the information as soon as possible. If you hold registered shares in certificated form, you will need to complete and return the required Letter of Transmittal together with your certificates.
Election for loan notes by UK resident shareholders
If you are an eligible UK resident shareholder and give appropriate representations, you may elect to receive loan notes. The loan notes are, at the option of the holder or Royal Dutch Shell, exchangeable into Royal Dutch Shell “A” shares. The loan notes should provide the ability for individuals to achieve a rollover for UK capital gains tax purposes.
If you make the election, you will not receive cash compensation for your Royal Dutch shares. This election will not, however, affect your eligibility to receive the 3rd quarter interim dividend.
We have prepared a document which explains the terms of the loan notes and a form that eligible UK shareholders need to complete to elect for these. To the extent possible, Royal Dutch has endeavoured to make arrangements with the various institutions which administer its share registers or through which its shareholders hold their shares, so that UK resident shareholders should receive the loan note document and the election form. Eligible shareholders may also visit www.shell.com/royaldutchmerger or call +44 20 7614 2950 to obtain a copy of the loan note document and the election form or to ask any questions regarding the loan note election process. Eligible shareholders should note that the election form must be returned so that it is received by 9 December 2005 (or, for holders of New York Registered Shares through a bank or broker account utilizing the Depository Trust Company as custodian, 1 December 2005).
Information
We expect to publish the formal notice of the general meeting of shareholders and make available proxy material in mid November 2005.
You can find more information about the restructuring and the merger in the documents that will be available on the Royal Dutch Shell website at www.shell.com/royaldutchmerger.
If you have further questions you may call on one of the following numbers:

•	New York registered shareholders may contact The Bank of New York by telephone on +1 888 737 2377 or, if you are outside the United States, on +1 212 815 3700 (or your bank or broker)

•	Hague registered shareholders may contact N.V. Algemeen Nederlands Trustkantoor ANT by telephone on +31 (0) 20 522 2510 or by email at registers@ant-trust.nl

•	Bearer shareholders should contact their own bank or broker (or alternatively, may contact ABN AMRO Bank N.V. by telephone on +31 (0) 20 383 6707 or by email at prospectus@nl.abnamro.com)

I should like to use this opportunity to thank you for your past support as a Royal Dutch shareholder.
Jeroen van der Veer
Chief Executive
31 October 2005
The exchangeable loan notes, and the Royal Dutch Shell shares for which they may be exchanged, will only be available to eligible UK resident shareholders who elect and provide appropriate representations. The loan notes and the Royal Dutch Shell Class A shares into which they are exchangeable will not be offered to US persons and have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be reoffered, resold or otherwise transferred in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available.
The loan notes, and the Royal Dutch Shell shares for which they may be exchanged, will not be offered to persons who are established, domiciled or resident in the Netherlands. Shell Petroleum N.V. as issuer of the loan notes has submitted a statement to the Netherlands Authority for the Financial Markets that the laws and regulations of the jurisdictions in which the loan notes are offered have been and will be complied with.
ABN AMRO Bank N.V. (“ABN AMRO”) is acting for Royal Dutch (and is acting as Dutch exchange agent for Shell Petroleum N.V.) and no one else in connection with the transaction and will not be responsible to anyone other than Royal Dutch and Shell Petroleum N.V. for providing the protections afforded to clients of ABN AMRO or for providing advice in relation to the matters referred to in this letter.